Hall of Fame Resort & Entertainment Company

2626 Fulton Drive NW

Canton, OH 44718

February 8, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Nicholas Lamparski

Re:	Hall of Fame Resort & Entertainment Company
Registration Statement on Form S-1 (File No. 333-252807)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Hall of Fame Resort & Entertainment Company, a Delaware corporation (the “Registrant”), hereby requests that the effective date for the above-referenced Registration Statement on Form S-1 (File No. 333-252807) be accelerated so that it will be declared effective under the Securities Act at 5:30 p.m., Eastern Standard Time, on Tuesday, February 9, or as soon thereafter as possible.

Please contact Steve Patterson of Hunton Andrews Kurth LLP, the Registrant’s legal counsel, at (202) 419-2101 with any questions or comments. In addition, please notify Mr. Patterson via telephone when this request for acceleration has been granted.

Thank you for your assistance in this matter.

Sincerely,

Hall of Fame Resort & Entertainment Company

By:	/s/ Jason Krom
Jason Krom
Chief Financial Officer